Exhibit 12

COMPUTATION OF RATIO OF EARNINGS FIXED CHARGES

	2004	2003	2002
Income from continuing operations	$40,865	$40,792	$41,951
Additions:
Fixed charges
Interest expense	34,500	30,040	27,849
Capitalized interest	703	248	121

	35,203	30,288	27,970
Deductions:
Capitalized interest	(703)	(248)	(121)

Adjusted earnings	$75,365	$70,832	$69,800

Fixed Charges (from above)	$35,203	$30,288	$27,970
Ratio of Earnings to Fixed Charges	2.14x	2.34x	2.50x